Exhibit 14

COLUMBIA BANCORP AND SUBSIDIARIES

CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This Code of Ethics for Financial Professionals applies to the principal executive officers of Columbia Bancorp and its reporting subsidiaries (collectively, “Columbia”) and all professionals serving in finance, accounting, treasury, tax or investor relations role. Columbia expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and abide by the Columbia Code of Conduct & Ethics and other policies and procedures adopted by Columbia that govern the conduct of its employees, officers and directors (collectively “Colleagues”). This Code of Ethics for Financial Professionals is intended to supplement the Columbia Code of Conduct & Ethics.

You agree to:

a)	Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b)	Avoid conflicts of interest and to disclose to the CEO or Corporate Secretary or any of the parties or channels listed in the Columbia Code of Conduct & Ethics any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

c)	Take all reasonable measures to protect the confidentiality of non-public information about Columbia and its customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law, regulation or legal or regulatory process;

d)	Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that Columbia files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by Columbia;

e)	Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations of which Columbia is a member; and

Exhibit 14

f)	Promptly report any possible violation of this Code of Ethics to the CEO or Corporate Secretary of Columbia or any of the parties or channels listed in the Columbia Code of Conduct & Ethics.

You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Columbia’s independent accountants for the purpose of rendering the financial statements of Columbia misleading.

You understand that you will be held accountable for your adherence to this Code of Ethics for Financial Professionals. Your failure to observe the terms of this Code of Ethics for Financial Professionals may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethic for Financial Professionals may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or Columbia.

If you have any questions regarding the best course of action in a particular situation, you should promptly contact the Corporate Secretary or any of the parties listed in the Company’s Code of Conduct and Ethics. You may choose to remain anonymous in reporting any possible violations using the Corporate Ethics Line available at (800) 314-7714, ext. 8161, or at (410) 423-8161.

Exhibit 14

Your Personal Commitment to the Columbia Code of Ethics for Financial Professionals

I acknowledge that I have received and read the Columbia Code of Ethics for Financial Professionals, dated January 2004, and understand my obligations as an employee to comply with the Code of Ethics.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

Please sign here:	Date:

Please print your name:

This signed and completed form must be returned to:

Andrea Griesmar

Director of Human Resources

Mail Stop 120

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